Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE	FIRM/AFFILIATE
NEW YORK 10036-6522	OFFICES

TEL: (212) 735-3000	BOSTON
FAX: (212) 735-2000	CHICAGO
www.skadden.com	HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
October 22, 2009	BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
VIA E-MAIL AND EDGAR
Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Merger Proxy Statement/Prospectus on Form N-14 (File No. 333-161764) (the “Form N-14”) filed on September 4, 2009
Dear Mr. Greene:
     We are submitting this letter to respond to comments orally issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 21, 2009 regarding the Form N-14, which includes the preliminary merger proxy statement of Patriot Capital Funding, Inc. (“Patriot”) therein, filed by Prospect Capital Corporation (“Prospect”) with the SEC on September 4, 2009 and amended on October 20, 2009 in connection with the proposed merger of Patriot with and into Prospect.
     Prospect and Patriot have considered your comments and have authorized us to make on their behalf the responses and amendments to the Form N-14 discussed below. These changes have been reflected in Pre-Effective Amendment No. 2 to the Form N-14. For ease of reference, the Staff’s comments are set forth below in italics and are followed by the responses of Prospect and/or Patriot. The captions and page numbers we use below generally correspond to those used in the Form N-14. Any capitalized terms used but not defined in this letter have the meaning given to them in the Form N-14.

Mr. Larry Greene
October 22, 2009

General
Comment:
1.	Please confirm that the disclosure regarding FBR Capital Markets & Co. (“FBR”) comports with the requirements of Item 509 of Regulation S-K.

Response: We believe that the disclosure regarding FBR comports with the requirements of Item 509 of Regulation S-K. In that regard, we note the disclosure regarding the fees payable to FBR by Patriot on page 88 of the proxy/'prospectus, including the portion thereof that is contingent upon the consummation of the merger, and supplementally inform the staff that we have been advised by FBR that it does not have a substantial interest in Prospect or any of its parents or subsidiaries and is not connected with any such entities in any of the manners set forth in Item 509 of Regulation S-K.
Comment:
2.	We note that the legality opinion should be rendered in close time proximity to the declaration of effectiveness of the N-14 and that if it is not done so we may require the filing of an updated legality opinion.

Response: Your comment is noted. However, we do not necessarily agree that an updated legality opinion will be required in such a case. In the event the From N-14 is not declared effective in the near future, we will discuss this matter with you at such time.
Comment:
3.	Please clarify how proxies will treat abstentions and how broker-non votes will be treated in the instance there is a vote to adjourn the meeting.

Response: In accordance with the instructions on the proxy card, if a shareholder instructs a proxy to abstain from voting on a proposal to adjourn the meeting, then the proxy will abstain from voting on such a proposal. Since the holders of shares representing a majority of the votes present in person or by proxy at the special meeting are required to approve such a proposal, abstentions will be treated for purposes of the adjournment vote as votes cast “against” the adjournment. Disclosure to this effect is already included in the Form N-14 on page 53. In addition, Patriot has made revisions to the Form N-14 clarifying the effect of abstentions on the adjournment proposal.

Since the underlying matter that is being voted upon is not considered ordinary, Patriot does not expect that there will be any broker non-votes on a vote to adjourn the meeting.

Mr. Larry Greene
October 22, 2009

Comment:
4.	Please add disclosure to the From N-14 regarding Prospect’s upcoming annual meeting and that Prospect’s shareholders will be voting on a proposal to authorize the issuances of shares below net asset value. In addition, please add the disclosure and dilution charts regarding below net asset value issuances contained in Prospect’s most recent definitive proxy statement to the Form N-14. Please be sure to include the discussion contained in the proxy statement regarding the separate voting standards for obtaining approval of below net asset value issuances (i.e., the Section 23(b) standard and the Section 63(2) standard) and please also note that Section 23(b) does not impose a one-year time limit or require that the board determine that the price at which the securities are to be offered “closely approximates the market value of those securities.”

Response: The requested changes have been made. Prospect had added a section entitled “Sales of Common Stock Below Net Asset Value by Prospect” to the Form N-14.
*     *     *     *     *

     If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790, Harry S. Pangas of Sutherland Asbill & Brennan LLP at (202) 383-0805 or Steven Boehm of Sutherland Asbill & Brennan LLP at (202) 383-0176.

Sincerely,
/s/ Richard T. Prins
Richard T. Prins